Exhibit 10.2

Certain information identified by [***] has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

LICENSE AGREEMENT

BETWEEN

RELMADA THERAPEUTICS, INC.

AND

ARBORMENTIS, LLC

LICENSE AGREEMENT

This agreement (“Agreement”) is entered into as of July 16, 2021 (the “Effective Date”), by and between Arbormentis, LLC, a Delaware limited liability company (“Licensor”) and Relmada Therapeutics, Inc., a Nevada corporation (“Licensee”).

RECITALS

WHEREAS, Dr. Paolo Manfredi, along with other inventors, developed certain inventions regarding the Licensed Compounds in the context of psychiatric use, and established Licensor as a new company to hold and license such inventions;

WHEREAS, Dr. Manfredi and the other inventors assigned and transferred all of their right, title, and interest in the Licensed Technology to Licensor;

WHEREAS, subject to the terms and conditions of this Agreement, Licensor and Licensee desire to enter into this Agreement for Licensor to license the use of Licensed Technology relating to the Licensed Compounds to Licensee;

WHEREAS, Licensee acknowledges Licensor’s expertise relating to the development of the Licensed Compounds and, concurrently with the execution of this Agreement, will enter into a Consulting Agreement with Licensor (the “Consulting Agreement”) pursuant to which Licensee will engage Licensor to provide advisory services relating to the development of the Licensed Compound and Licensed Product;

NOW THEREFORE, in consideration of the mutual covenants set forth herein, Licensor and Licensee further agree as follows:

ARTICLE 1. DEFINITIONS

The terms, as defined herein, shall have the same meanings in both their singular and plural forms.

1.1	“Affiliate” of a Party shall mean any Person in which such Party owns or controls, directly or indirectly, at least fifty percent (50%) of the outstanding stock, membership units, or other voting rights, or in which such Party is owned or controlled by, or is under common control with such Party, directly or indirectly, by at least fifty percent (50%) of the outstanding stock, membership units, or other voting rights; but in any country where the local law does not permit foreign equity participation of at least fifty percent (50%), then an Affiliate includes any company in which such Party owns or controls, is under common control with, or is owned or controlled by, directly or indirectly, the maximum percentage of outstanding stock, membership units, or voting rights permitted by local law. [***].

1.2	“Applicable Law” shall mean the applicable provisions of any and all national, supranational, regional, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidances, ordinances, judgments, decrees, directives, injunctions, orders, permits of or from any court, arbitrator, Regulatory Authority, Governmental Authority or authority having jurisdiction over or related to the subject item, including the U.S. Federal Food, Drug and Cosmetic Act, GCP, GLP, GMP, Anti-Corruption Laws and Export Control Laws.

1.3	“Bankruptcy Code” shall mean title 11 of the United States Code, as amended from time to time.

1.4	“Commercialization” shall mean any and all activities related to pre-marketing, launching, marketing, promotion (including advertising and detailing), labeling, bidding and listing, pricing and reimbursement, distribution, storage, handling, offering for sale, selling, having sold, importing, having imported, exporting, having exported, distributing, having distributed, providing customer service and support, conducting medical affairs, conducting post-marketing safety surveillance and reporting of or otherwise commercializing or exploiting Licensed Products. “Commercialize” and “Commercializing” have the correlative meanings.

1.5	“Commercially Reasonable Efforts” shall mean with respect to the efforts to be expended by Licensee in connection with a particular activity or objective to be conducted under this Agreement, that level of efforts that Licensee would normally use, in the exercise of its prudent scientific and business judgment, for the development and/or commercialization of a comparable pharmaceutical product for a similar patient population at a similar stage of its development or commercialization, taking into account all relevant scientific, commercial, business and other factors, including issues of safety and efficacy, expected and approved product labeling, expected and actual cost and time to develop, expected and actual profitability, expected and actual return on investment, expected and actual competitiveness of Third Party alternative products (including generic products) in the marketplace, the nature and extent of expected and actual market exclusivity (including Patent coverage and regulatory exclusivity), the expected likelihood of marketing approval, the expected and actual pricing and level of reimbursement, and the expected and actual amounts of marketing and promotional expenditures required. Commercially Reasonable Efforts shall be determined on a country-by-country basis and it is anticipated that the level of effort and resources that constitute “Commercially Reasonable Efforts” with respect to a particular country will change over time.

1.6	“Control” or “Controlled” means, with respect to any Patent, non-public information, materials, data, results and technology, or other intellectual property rights, that a Party has the legal authority or right (whether by ownership, license or otherwise) to grant a license, sublicense, access or other right (as applicable) under such Patent, non-public information, materials, data, results and technology, or other intellectual property rights to the other Party on the terms and conditions set forth herein, in each case without breaching the terms of any agreement with a Third Party.

1.7	“Cover” shall mean, with respect to a claim of a Patent and a Licensed Product, that such claim would be infringed, absent a license, by the manufacture, use, offer for sale, sale or importation of such Licensed Product (considering claims of patent applications to be issued as then pending).

1.8	“Development” shall mean all activities that relate to the development of Licensed Products or to (a) obtaining, maintaining or expanding Regulatory Approval of a Licensed Product, or (b) developing the ability to manufacture clinical and commercial quantities of a Licensed Product. This includes: (i) preclinical testing, toxicology, and clinical trials; (ii) preparation, submission, review, and development of data or information for the purpose of submission to a Governmental Authority to obtain, maintain or expand Regulatory Approval of a Licensed Product; and (iii) manufacturing process development and scale-up, bulk production and fill/finish work associated with the supply of a Licensed Product for preclinical testing and clinical trials, and related quality assurance and technical support activities. “Develop” has a correlative meaning.

1.9	“FDA” shall mean the U.S. Food and Drug Administration, or any successor entity thereto performing similar functions.

1.10	“Field” shall mean any and all indications and uses.

1.11	“First Commercial Sale” shall mean on a country-by-country basis, the first commercial transfer or disposition for monetary value of a Licensed Product in a country in the Territory for use or consumption by a Third Party end user, in each case, after Regulatory Approval for such Product has been obtained in such country.

1.12	“Generic Product” shall mean respect to a particular Licensed Product and a particular country, any pharmaceutical product that: (a) contains the same active pharmaceutical ingredient(s) as such Licensed Product, (b) is approved by the Regulatory Authority in such country as a substitutable generic for such Licensed Product or otherwise is approved in a manner that relied on or incorporated data submitted by Licensee, its Affiliates or Sublicensees, in connection with the regulatory filings for such Licensed Product, including through an ANDA or an application under §505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act, or any enabling legislation thereof, or any similar procedure outside the United States, in each case now or in the future; and (c) is sold in such country by a Person other than Licensee, its Affiliates or Sublicensees.

1.13	“Government Authority” shall mean multi-national, federal, state, local, municipal, provincial or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, counsel, court or other tribunal).

1.14	“IND” shall mean an Investigational New Drug application, as defined in the U.S. Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder, or the equivalent application to the equivalent agency in any other regulatory jurisdiction, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction, in each case with respect to a Licensed Product for use within the Field.

1.15	“Indication” shall mean a separate and distinct disease, disorder or medical condition for which a Licensed Product can be used to diagnose, treat or prevent, which use is the subject of a separate MAA approval for a distinct labeling supported by data from at least one pivotal clinical trial not previously submitted to the applicable Regulatory Authority. For clarity, subpopulations or patients with a primary disease or condition, however stratified, shall not be deemed to be separate “Indications” for the purposes of this Agreement, including stratification by stages or progression (including precursor condition), particular combinations of symptoms associated with the primary disease or condition, prior treatment courses, response to prior treatment, different lines of treatment, family history, clinical history, phenotype, age (e.g. adult and pediatric) or other stratification. In addition, combination treatments with the Licensed Product and another product of an Indication shall not be deemed to be separate “Indication” for the purpose of this Agreement.

1.16	“Licensed Compound” shall mean Psilocybin, [***] and any and all derivatives.

1.17	“Licensed Know-How” shall mean any and all non-public information, materials, data, results and technology that are Controlled by Licensor or its Affiliates at any time during the Term that is (a) directly related to any Licensed Compound or Licensed Product or (b) otherwise necessary or reasonably useful for the development, manufacture, commercialization or other exploitation of any Licensed Compound or Licensed Product.

1.18	“Licensed Patents” shall mean all Patents Controlled by Licensor or its Affiliates at any time during the Term that: (a) claim or cover any Licensed Compound and Licensed Product, including composition of matter, method of make and use thereof, or (b) are otherwise necessary or reasonably useful for the development, manufacture, commercialization or other exploitation of any Licensed Compound or Licensed Product. The Licensed Patents existing as of the Effective Date are set forth in Appendix A.

1.19	“Licensed Product” shall mean any pharmaceutical preparation containing a Licensed Compound, alone or in combination with one or more additional active ingredients.

1.20	“Licensed Technology” shall mean Licensed Patents and Licensed Know-How.

1.21	“Manufacture” and “Manufacturing” shall mean all activities related to the synthesis, making, production, processing, purifying, formulating, filling, finishing, packaging, labeling, shipping, and holding of the any Licensed Product or any intermediate thereof, including process development, process qualification and validation, scale-up, pre-clinical, clinical and commercial production and analytic development, product characterization, stability testing, quality assurance, and quality control.

1.22	“Marketing Approval Application” (or “MAA”) shall mean application to the appropriate Regulatory Authority for approval to market a Licensed Product in any particular jurisdiction, including an NDA in the U.S.

1.23	“NDA” means a New Drug Application, as defined in the U.S. Federal Food, Drug and Cosmetic Act, as amended, and applicable regulations promulgated thereunder by the FDA.

1.24	“Net Sales” shall mean the total of the gross invoice prices of Licensed Products sold, leased or transferred by or on behalf of Licensee, a Sublicensee, or any of their respective Affiliates, or any combination thereof, less the sum of the following actual and customary deductions where applicable and separately listed: cash, trade, or quantity discounts; sales, use, tariff, import/export duties or other excise taxes imposed on particular sales (except for value-added and income taxes imposed on the sales of Licensed Product in foreign countries); transportation charges; or credits to customers because of rejections or returns. In the event that Licensee, a Sublicensee or an Affiliate of Licensee or Sublicensee receives non-cash consideration for any Licensed Products, or in the case of non-arm’s length transaction with a non-Affiliate third party, Net Sales shall be calculated based on the fair market value of such Licensed Product, assuming an arm’s length transaction made in the ordinary course of business. Notwithstanding the foregoing, Net Sales shall not include the transfer or disposition of the Licensed Product (a) for use in Development, including clinical trials; (b) as donation, sample, or expanded access programs; (c) among Licensee, its Affiliates and Sublicensee for subsequent resale.

If a Licensed Product contains any active ingredient(s) that is not a Licensed Compound, then the Net Sales of such Licensed Product (a “Combination Product”), for the purpose of calculating sales milestone and royalties payments owed under this Agreement, shall be the Net Sales attributable to the Licensed Compound, which shall be calculated as follows: first, the actual Net Sales of such Combination Product shall be determined using the above provisions, and then such amount shall be multiplied by the fraction A/(A+B), where A is the invoice price (during the relevant time period in the relevant country) of the Licensed Product that contains only the Licensed Compound at its Active Ingredient when sold separately in finished form (the “Mono Product”), and B is the total invoice price (during the relevant time period in the relevant country) of other active ingredient(s) in the Combination Product when sold separately in finished form. If there is no separate sale of either the Mono Product or other active ingredient(s), then A and B shall be their fair market values as reasonably determined by Licensee.

1.25	“Party” means Licensor or Licensee, individually; and “Parties” means Licensor and Licensee, collectively.

1.26	“Patent” shall mean any and all patents, pending patents, patent applications (whether registered or unregistered) and equivalents of any of the foregoing including certificates of invention, and any and all divisions, continuations, provisional applications, continuations-in-part, continued prosecution applications, requests for continued examinations, additions, renewals, extension, re-examinations, reissues, supplementary protection certificates, and all United States and foreign counterparts of any the foregoing.

1.27	“Patent Costs” shall mean all out-of-pocket expenses for the preparation, filing, prosecution, and maintenance of all United States and foreign patents included in Licensed Patents. Patent Costs shall also include reasonable out-of-pocket expenses for patentability opinions, inventorship review and determination, preparation and prosecution of patent applications, re-examination, re-issue, interference, opposition activities related to Patents in the Licensed Patents.

1.28	“Person” shall mean any natural person or any legal entity, including, without limitation, corporations, partnerships, associations, commissions, boards, agencies, and any other business or governmental entity or associations.

1.29	“Phase 2 Clinical Study” shall mean a human clinical trial of a Licensed Product, the principal purpose of which is to evaluate the effectiveness and/or safety of such Licensed Product in the target patient population, as described in 21 C.F.R. § 312.21(b), as amended from time to time, or the corresponding foreign regulations.

1.30	“Phase 3 Clinical Study” shall mean a human clinical trial of a Licensed Product, the principal purpose of which is to establish safety and efficacy in patients with the disease being studied and that would satisfy the requirements under 21 C.F.R. §312.21(c) for the U.S., as amended from time to time, or the corresponding foreign regulations for a comparable filing with a comparable Regulatory Authority.

1.31	“Pricing and Reimbursement Approval” means, with respect to any country or jurisdiction in the Territory in which Governmental Authorities determine the pricing at which a Licensed Product will be reimbursed, the approval, agreement, determination or decision by the applicable Governmental Authorities establishing the pricing and reimbursement status for such Licensed Product.

1.32	“Regulatory Approval” means all approvals, licenses, registrations or authorizations of any governmental entity that are necessary for the manufacturing, use, storage, import, transport and sale of Licensed Products in a regulatory jurisdiction, including in each case, Pricing and Reimbursement Approval.

1.33	“Regulatory Authority” shall mean any national (e.g., the FDA) or, supra-national (e.g., the EC or the EMA), or other governmental entity in any jurisdiction of the world involved in the granting of Regulatory Approval for pharmaceutical products.

1.34	“Regulatory Filing” means all approvals, licenses, registrations, submissions and authorizations made to or received from a Regulatory Authority in a jurisdiction necessary for or in connection with the development, manufacture and/or commercialization of a pharmaceutical product, including any INDs, Marketing Approval Applications and Regulatory Approvals. As used herein, “Regulatory Filing” also includes all correspondence with Regulatory Authorities (and their agents) regarding Licensed Products, including all submissions, meeting minutes, reports and other items exchanged between or under authority from Licensee or its licensors with respect to a Licensed Product, or the Development, Manufacture, Commercialization or exploitation thereof.

1.35	“Sublicense” shall mean an agreement into which Licensee enters with a third party that is not an Affiliate for the purpose of (a) granting certain rights; (b) granting an option to certain rights; or (c) forbearing the exercise of any rights, granted to Licensee under this Agreement after the Effective Date.

1.36	“Sublicensee” shall mean a third party that is not an Affiliate with whom Licensee enters into a Sublicense.

1.37	“Territory” shall mean worldwide except for Asia, [***].

1.38	“Third Party” means any Person other than other than a Party or an Affiliate of a Party.

1.39	“Valid Claim” shall mean any claim in an issued and unexpired Licensed Patents which has not been held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction, and which has not been admitted to be invalid or unenforceable through abandonment, reissue, disclaimer or otherwise.

ARTICLE 2. GRANTS/COLLABORATION

2.1 License.

(a) Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee, and Licensee hereby accepts, an exclusive (even as to Licensor and its Affiliates), royalty-bearing, sublicenseable license, under the Licensed Technology to Develop, Manufacture, have Manufactured, to use and have used, to sell and have sold, to offer for sale and have offered for sale, and to import and have imported Licensed Compounds and Licensed Products in the Field in the Territory (the “License”).

(b) Licensee may extend the rights granted above to an Affiliate pursuant to a written agreement provided that (i) such agreement shall include, to the extent applicable, an obligation of the Affiliate to comply with all rights and obligations due to Licensor pursuant to this Agreement; (ii) such agreement shall contain a provision prohibiting the Affiliate from directly or indirectly licensing, sublicensing or otherwise granting its rights thereunder to any third party without first obtaining Licensor’s written consent, which shall not be unreasonably withheld and shall be limited to the terms relating to compliance of such Affiliate with rights and obligations due to Licensor pursuant to this Agreement (it being understood that Licensor’s consent right shall not extend to specific business and financial terms of Licensee’s extension of rights to an Affiliate, and that Licensee shall have the right in its sole discretion to decide such business and financial terms); (iii) Licensee shall provide Licensor with a copy of such agreement and any amendment thereto within thirty (30) days of such agreement or amendment, which copy may be redacted to remove sensitive business and financial terms not related to the compliance with the rights and obligations due to Licensor pursuant to this Agreement; and (iv) Licensee and any such Affiliate shall be jointly and severally liable to Licensor for any material violation of the Affiliate’s aforementioned obligation to comply with rights and obligations due to Licensor pursuant to this Agreement.

2.2 Sublicense.

(a) The License granted in Section 2.1 includes the right of Licensee to grant Sublicenses to third parties other than Affiliates, provided and on the express condition that (i) such Sublicenses shall include, to the extent applicable, an obligation of Sublicensee to comply with all rights and obligations due to Licensor pursuant to this Agreement; (ii) such Sublicenses shall contain a provision prohibiting the Sublicensee from sublicensing its rights thereunder without first obtaining Licensor’s prior written consent, which shall not be unreasonably withheld and shall be limited to the portion of such Sublicense relating to the compliance with rights and obligations due to Licensor pursuant to this Agreement by the Sublicensee to which rights are sublicensed under such Sublicense (it being understood that Licensor’s consent right shall not extend to specific business and financial terms of any Sublicense, which shall remain subject to Licensee’s consent, in their sole discretion); (iii) Licensee shall provide Licensor with a copy of each Sublicense issued and any amendment thereto within thirty (30) days of such Sublicense or amendment, which copy may be redacted to remove sensitive business and financial terms not related to the compliance with the rights and obligations due to Licensor pursuant to this Agreement; and (iv) Licensee shall collect and guarantee payment of all payments due, directly or indirectly, to Licensor from Sublicensees and summarize and deliver all reports due, directly or indirectly, to Licensor from Sublicensees.

(b) Sublicenses granted by Licensee shall survive termination of this Agreement under Section 7.1 and Licensor’s rights to the Licensed Technology shall be subject to any such Sublicenses, provided that such Sublicenses provide that in the event of such termination of this Agreement, the Sublicensee shall recognize Licensor as the beneficiary of the Licensee’s rights and obligations under the Sublicense and shall make all payments otherwise due to Licensee thereunder to Licensor. Sublicenses granted by Licensee shall automatically terminate if Licensee terminates this Agreement pursuant to Section 8.4.

2.3 Technology Transfer.

(a) Promptly following the Effective Date and in any event no later than thirty (30) days thereafter, Licensor shall, and shall use diligent efforts to cause any Affiliates to, transfer all Licensed Know-How to Licensee in existence as of the Effective Date.

(b) Without limiting Section 2.3(a), if from time to time during the Term of this Agreement, Licensee learns or believes that a particular item of Licensed Know-How has not been provided to Licensee, then upon request by Licensee, Licensor shall, and shall use diligent efforts to cause any Affiliates, to promptly transfer to Licensee all such Licensed Know-How that has not previously been provided to Licensee hereunder.

(c) Licensor shall provide Licensee with reasonable levels of technical consulting and assistance in connection with the development of the Licensed Compound and Licensed Product, as set forth in the Consulting Agreement.

(d) Licensor agrees to cooperate with Licensee such that Licensee may enjoy to the fullest extent the rights conveyed under this Agreement. Following the Effective Date, Licensor shall deliver to Licensee such further information and documents and shall execute and deliver to Licensee such further instruments and agreements as Licensee shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement, or to confer on Licensee the benefits of this Agreement. Licensee shall reimburse or pay Licensor for all actual and reasonable third party out-of-pocket expenses incurred by Licensor in the course of complying with this Section 2.3(d), within thirty (30) days of Licensor’s request.

(e) For the avoidance of doubt, the rights and obligations of Licensor and Licensee with respect to collaboration set forth in this Section 2.3 are applicable only to the extent that exercise and/or performance of them is not rendered impossible, unfeasible, or impracticable by the death, illness, disability, or incapacitation of Dr. Paolo Manfredi.

ARTICLE 3. DEVELOPMENT AND COMMERCIALIZATION ACTIVITIES

3.1 Development Responsibility. From and after the Effective Date, Licensee will have the exclusive right to conduct, and be solely responsible for all aspects of, the Development of Licensed Products including manufacturing the Licensed Products, setting the regulatory strategy for seeking Regulatory Approvals for Licensed Products in the Field in the Territory, and seeking and obtaining Regulatory Approvals. As between the Parties, Licensee shall bear all of its costs and expenses incurred in connection with such Development activities.

3.2 Regulatory Responsibility. Licensee shall prepare and own all Regulatory Filings (including all INDs, NDAs, MAAs and Regulatory Approvals) for each Licensed Product in the Field in the Territory. Licensor shall not submit any Regulatory Filings for Licensed Products in the Territory without the prior written consent of Licensee. Except as expressly requested by Licensee in writing, Licensor shall not communicate with respect to the Licensed Products with any Regulatory Authority, unless so required to comply with Applicable Laws, in which case Licensor shall promptly notify Licensee of such requirement under Applicable Laws, shall submit any proposed communication to Licensee for prior approval or, if not practicable or legally permitted, shall provide Licensee with a copy or summary thereof as soon as reasonably practicable thereafter.

3.3 Development Diligence. Licensee, directly and/or through its Affiliates or Sublicensees, shall use Commercially Reasonable Efforts to Develop the Licensed Compounds and Licensed Products in the Field in the Territory.

3.4 Manufacturing. Licensee directly and/or through its Affiliates and/or one or more Third Parties, including a designated contract manufacturer, shall have the sole and exclusive right and responsibility for Manufacturing Licensed Products for clinical and commercial use in the Territory.

3.5 Commercialization. As between the Parties, Licensee shall have the exclusive right to conduct, and be solely responsible for all aspects of, the Commercialization of Licensed Products in the Field in the Territory, including: (a) developing and executing a commercial launch and pre-launch plan, (b) negotiating with applicable Governmental Authorities regarding the price and reimbursement status of Licensed Products; (c) marketing and promotion; (d) booking sales and distribution and performance of related services; (e) handling all aspects of order processing, invoicing and collection, inventory and receivables; (f) providing customer support, including handling medical queries, and performing other related functions; (g) conforming its practices and procedures to Applicable Laws relating to the marketing, detailing and promotion of Licensed Products in the Territory; and (h) Manufacturing of Licensed Products for commercial use. As between the Parties, Licensee shall bear all of its costs and expenses incurred in connection with such Commercialization activities.

3.6 Commercial Diligence. Licensee, directly or through one or more Sublicensee, shall use Commercially Reasonable Efforts to Commercialize each Licensed Product for which it has obtained Regulatory Approval in the Territory.

3.7 Product Trademarks. As between the Parties, Licensee shall have the sole and exclusive right to determine and own the trademarks to be used with respect to the Commercialization of the Licensed Products in the Field in the Territory, which branding may vary by country and Licensed Product. Licensee may, directly or through one or more Affiliates or Third Parties, register, maintain, enforce and defend such trademarks in the Territory, where and how it determines appropriate.

ARTICLE 4. CONSIDERATION

4.1 Upfront Payment; Warrant.

(a) In consideration for the License and other rights granted herein to Licensee, as well as other promises and agreements herein, Licensee shall pay Licensor within thirty (30) days following the Effective Date, a nonrefundable payment of [***]Dollars (USD $[***])..

(b) Concurrently with the execution of this Agreement, the Parties have entered into that certain Common Stock Purchase Warrant Agreement, pursuant to which Licensee has issued Licensor a warrant to purchase [***] shares of Licensee at the price and subject to other terms and conditions set forth therein.

4.2 Milestone Payments.

(a) Milestone Payments. Licensee shall pay to Licensor the milestone payments set forth below following the first achievement by Licensee, and/or any of its Affiliates or Sublicensees, of the corresponding milestone events defined below with respect to a Licensed Product containing Psilocybin to achieve such event (each, a “Psilocybin Milestone Payment” and “Psilocybin Milestone Event,” respectively).

Psilocybin Milestone Event	Psilocybin Milestone Payment
[***]	$2.0 million
[***]	$7.5 million
First Patient dosed in Phase 3 Clinical Trial in each Indication	$25 million
US NDA approval for each Indication	$50 million
Aggregate annual Net Sale reach $200 million	$25 million
Aggregate annual Net Sale reach $400 million	$25 million
Aggregate annual Net Sale reach $600 million	$25 million

Licensee shall pay to Licensor the milestone payments set forth below following the first achievement by Licensee, and/or any of its Affiliates or Sublicensees, of the corresponding milestone events defined below with respect to a Licensed Product containing [***] to achieve such event (each, a “[***] Milestone Payment” and “[***] Milestone Event,” respectively).

Aggregate annual Net Sale reach $200 million	$25 million
Aggregate annual Net Sale reach $400 million	$25 million
Aggregate annual Net Sale reach $600 million	$25 million

The Psilocybin Milestone Payments and [***] Milestone Payments set forth above are one time payments, except for those marked with an asterisk, which shall be paid once for each Indication but no more than four (4) Indications. If the Development of a Licensed Product fails or is abandoned in a particular Indication, any milestone payment already paid for such Indication may be credited against the milestone payment payable for any subsequent Indications.

Licensee shall notify Licensor in writing within thirty (30) days after the first achievement of any milestone set forth in this Section 4.2 (provided that, in the case of sales milestone, the notice for the achievement of such sales milestone shall be delivered together with the royalty reports under Section 5.1 for the time period during which such sales milestone is achieved), and shall pay to Licensor the corresponding milestone payment within thirty (30) days after the receipt of the invoice issued by Licensor after the receipt of the notice for the achievement of such milestone.

4.3. Royalty Payments.

(a) Subject to the terms and conditions of this Agreement, in consideration for the rights and licenses granted under this Agreement, Licensee shall pay to Licensor a royalty at the rate of [***] percent ([***]%) of Licensee’s Net Sales on a Licensed Product-by-Licensed Product basis.

(b) On a product-by-product and country-by-country basis, royalty payments would commence upon the First Commercial Sale of a Licensed Product in such country and would terminate upon the latest of: (a) the date on which the sale of such Licensed Product without the licenses granted hereunder would no longer infringe a Valid Claim in such country and (b) ten (10) years after the First Commercial Sale of such Licensed Product in such country (“Royalty Term”).

4.4 Royalty Adjustments.

(a) If Licensee, its Affiliate or Sublicensee becomes obligated to make payment to a Third Party with respect to intellectual property rights owned or controlled by such Third Party reasonably necessary for or utilized in the Manufacture, use or sale of the Licensed Product (“Third Party Payments”), Licensee may deduct fifty percent (50%) of the amount payable to each such Third Party from the amounts payable to Licensor under this ARTICLE 4; provided that such deduction shall not reduce the amounts so payable to Licensor to less than fifty percent (50%) of the amount that would otherwise be due hereunder. Licensee may carry forward to subsequent calendar quarters any deductions that it was not able to deduct as a result of the foregoing proviso.

(b) [***].

(c) [***].

(d) [***].

4.5 Payments.

(a) Consideration in the form of royalties payable to Licensor pursuant to Section 4.4(a) hereunder (whether direct or indirect from a Sublicensee or an Affiliate) shall be paid by Licensee quarterly on or before March 31, June 30, September 30, and December 31 of each calendar year. Each such payment shall be for royalties under Section 4.4 accrued within Licensee’s most recently completed calendar quarter (which, for the avoidance of doubt, is the quarter preceding the one in which the payment is due). For the avoidance of doubt, royalties shall accrue when payments on which royalties are due are received by Licensee.

(b) Royalties earned on Net Sales occurring or under Sublicenses granted pursuant to this Agreement in any country outside the United States shall not be additionally reduced by Licensee for any taxes, fees, or other charges imposed by the government of such country on the payment of royalty income, except that all payments made by Licensee in fulfillment of Licensor’s tax liability in any particular country may be credited against earned royalties or fees due Licensor for that country provided that the same is documented as such in a manner acceptable to the United States Internal Revenue Service. Licensee shall pay all bank charges resulting from the transfer of such royalty payments.

(c) All payments hereunder shall be made in U.S. dollars, but Licensor may opt to receive the earned royalties or fees in the foreign currency of the country outside the United States and provide Licensee written notice thereof. If royalties are to be paid in U.S. dollars on Net Sales recorded in a foreign currency, the amount owed will be calculated according to the currency exchange rate against U.S. dollars of the day the royalties are being paid.

4.6 Late Payments. In the event royalty, reimbursement, and/or fee payments are not received by Licensor when due, Licensee shall pay to Licensor interest charges at a rate of ten percent (10%) per year. Such interest shall be calculated from the date payment was due until actually received by Licensor.

ARTICLE 5. REPORTS AND RECORDS

5.1 Reports.

(a) Copies of Agreements/Documentation. In addition to the disclosure of agreements with Affiliates pursuant to Section 2.1(b) and Sublicenses pursuant to Section 2.2(a), Licensee shall provide Licensor with redacted copies of any agreements and any amendments thereto relating to the rights granted herein within thirty (30) days of such agreements or amendments.

(b) Commercialization Reports. After the First Commercial Sale of a Licensed Product anywhere in the Territory, Licensee shall submit to Licensor quarterly reports on or before each February 28, May 31, August 31 and November 30 of each year. Each report shall cover Licensee’s (and each Affiliate’s and Sublicensee’s) most recently completed calendar quarter (which, for the avoidance of doubt, is the quarter preceding the one in which the report is due) and shall show:

(i) the gross sales and Net Sales during the most recently completed calendar quarter and the royalties, in US dollars or foreign currency where applicable, payable with respect thereto;

(ii) the number of each type of Licensed Product sold;

(iii) whether any sales milestone is achieved;

(iv) the method used to calculate the royalties;

(v) the exchange rates used, if any;

(vi) relevant business and corporate development efforts relating to the rights granted in this Agreement.

Licensee shall provide the above information using the form as shown in Appendix B and include information on the date of the First Commercial Sale of each additional Licensed Product or in each additional country. If no sales of Licensed Products have been made and no Sublicense revenue has been received by Licensee during any reporting period, Licensee shall so report.

5.2 Records and Audits.

(a) Licensee shall keep, and shall require its Affiliates and Sublicensees to keep, accurate and correct records of all Licensed Products manufactured, used, and sold. Such records shall be retained by Licensee and its Affiliates and Sublicensees for at least five (5) years following a given reporting period.

(b) Upon reasonable notice from Licensor to Licensee, Licensee shall make (and shall cause its Affiliates and/or Sublicensees to make) all records set forth in Section 5.2(a) available at Licensee’s offices during normal business hours for inspection at Licensor’s expense (except as otherwise provided in this Section 5.2(b)) by a Certified Public Accountant selected by Licensor for the sole purpose of verifying reports and payments or other compliance issues. Such accountant shall keep any information learned during or related to the audit confidential as provided in Section 5.3 and shall not disclose to Licensor any information other than information relating to the accuracy of payments and disclosures made under this Agreement or other compliance issues. In the event that any such inspection shows an under reporting and underpayment in excess of five percent (5%) for any six-month (6-month) period, then Licensee shall pay the cost of the inspection and/or audit as well as any additional sum that would have been payable to Licensor had Licensee reported correctly, plus an interest charge at a rate of fifteen percent (15%) per year. Such interest shall be calculated from the date the correct payment was due to Licensor up to the date when such payment is actually made by Licensee. For underpayment not in excess of five percent (5%) for any six-month (6-month) period, Licensee shall pay the difference within thirty (30) days without interest charge or inspection/audit cost.

5.3 Confidentiality. Licensor and its accountants conducting any audit or inspection shall keep any copies of Sublicenses, other agreements, amendments, financial statements, reports, or other information materials provided or disclosed by Licensee pursuant to this Agreement, including those provided under Sections 2.1, 2.2, 5.1, or 5.2 and any information learned during or related to an audit or inspection pursuant to Section 5.2 confidential, except if (a) such information is or becomes publicly known and available through no fault of Licensor or it accountants, (b) such information becomes known to Licensor and/or its accountants by a third party that has a lawful right to disclose the same, (c) Licensee consents to Licensor’s and/or its accountants’ disclosure of such information, (d) if such information is independently developed by Licensor and/or its accountants prior to acquiring such information from Licensee, and (e) if Licensor and/or its accountants are compelled by applicable law, a court, governmental authority, or regulatory authority to disclose such information; provided that Licensor and/or its accountants shall provide reasonable advance written notice of such required disclosure to Licensee, and use reasonable efforts to secure confidential treatment or protective order to prevent or limit such disclosure.

ARTICLE 6. PATENT MATTERS

6.1 Ownership of Inventions. Inventorship of inventions made under this Agreement shall be determined in accordance with the rules of inventorship under U.S. patent laws, and ownership of such inventions shall follow inventorship. As between the Parties, Licensee (or its Affiliate) shall solely own all inventions made solely by Licensee personnel, and Licensor (or its Affiliate) shall solely own all inventions made solely by personnel of Licensor. The Parties (or their respective Affiliates) shall jointly own all inventions made jointly by personnel of both Licensee and Licensor; provided that, subject to the rights and licenses granted under and the restrictions set forth in this Agreement, each Party may practice and exploit any such joint invention and/or any jointly owned Patent, including, without limitation, in connection with its development, manufacture and/or commercialization of products, without the consent of, or a duty of accounting to, the other Party, and each Party hereby waives any right it may have under Applicable Law to require such consent or accounting.

6.2 Patent Prosecution and Maintenance.

(a) Licensee shall be responsible for the reasonable Patent Costs related to PCT/US2020/021400 and related Licensed Patents in the Territory, and shall reimburse Licensor for such Patent Costs within sixty (60) days after the receipt of an invoice and supporting documents from Licensor.

(b) Provided that Licensee has reimbursed Licensor for Patent Costs in accordance with Section 6.2 of this Agreement, Licensor shall diligently file, prosecute, and maintain the United States and, if available, foreign, the Licensed Patents using counsel of Licensor’s choice. Notwithstanding the previous sentence, Licensor cannot make any assurances regarding the granting of any patent by any patent office. Licensor shall provide Licensee with copies of all relevant documentation relating to such prosecution, and Licensee shall keep this documentation confidential. Licensor shall have the right consult and review all material Patent filings in advance of any deadline, submission to or action with any patent office. Licensor shall furnish to Licensee copies of all relevant drafts and documents of such Licensed Patent reasonably in advance of such consultation for Licensee’s review. Licensor shall provide to Licensee copies of all patent office submissions and correspondence relevant to such Licensed Patent within a reasonable amount of time following submission or receipt thereof by Licensor. Licensor shall consider in good faith any reasonable and timely comments provided by Licensee in connection with the prosecution and maintenance of such Patents Rights.

(c) Licensor shall amend any patent application in the Licensed Patent to include or file a new application relating to the Licensed Technology (which for the avoidance of doubt, would be part of the Licensed Patent), containing, as appropriate, claims reasonably requested by Licensee to protect the products contemplated to be sold as Licensed Products by Licensee under this Agreement.

(d) Licensee may elect to terminate its reimbursement obligations under Section 6.2 with respect to any Patent upon three (3) months’ written notice to Licensor. Licensor shall use reasonable efforts to curtail further Patent Costs for such Patent when such notice of termination is received from Licensee. Licensor, in its sole discretion and at its sole expense, may continue prosecution and maintenance of said Patent. However, Licensee shall have no further license with respect thereto, Licensor shall be the sole owner all right, title and interest in such Patent, and any rights thereto granted by Licensee to any Affiliate or Sublicensee of Licensee shall cease unless said Affiliate or Sublicensee agrees in writing to assume Licensee’s reimbursement obligations to Licensor with respect to such Patent. If Licensee does not cure any material non-payment of any portion of Patent Costs with respect to any Patent within sixty (60) days after receiving written notice of the non-payment from Licensor, said non-payment may be deemed by Licensor as an election by Licensee to terminate its reimbursement obligations with respect to such Patent and its license with respect thereto. Licensor is not obligated to, but may, file, prosecute, or maintain Licensed Patents outside of countries where they exist or to file, prosecute, or maintain Licensed Patent to which Licensee has terminated its license hereunder, with the exception that Licensor shall file, prosecute, and maintain Licensed Patent in additional countries in which they do not already exist at the reasonable request of Licensee, at Licensee’s cost.

(e) Licensee shall have the sole right to file, prosecute and maintain Patents claiming inventions made solely by Licensee. The Parties shall jointly file, prosecute and maintain Patents claiming inventions made jointly by Licensee and Licensor.

6.3 Patent Infringement.

(a) In the event that Licensor or Licensee learns of infringement of potential commercial significance of any Patent licensed under this Agreement, the knowledgeable party will provide the other (i) with written notice of such infringement and (ii) with any evidence of such infringement available to it (the “Infringement Notice”). Neither Licensor nor Licensee will notify a third party (including the infringer) of infringement or put such third party on notice of the existence of any Licensed Patent without first obtaining consent of the other. Both Licensor and Licensee will use their diligent efforts to cooperate with each other to terminate such infringement without litigation.

(b) If infringing activity of potential commercial significance by the infringer has not been abated within ninety (90) days following the date the Infringement Notice takes effect (or earlier as reasonably determined by Licensee in order to protect the Licensed Product), Licensee may, at its sole cost and expense, institute suit for patent infringement against the infringer. Licensor may voluntarily join such suit (at Licensor’s own expense for costs and any reasonable legal fees of counsel selected by Licensor) but may not thereafter commence suit against the infringer for the acts of infringement that are the subject of Licensee’s suit or any judgment rendered in that suit. Licensee may not join Licensor in a suit initiated by Licensor without Licensor’s prior written consent. However, notwithstanding the foregoing, even if Licensor withholds such consent, if a court requires Licensee to join Licensor in a suit or states that it will dismiss Licensee’s suit unless Licensor is joined, Licensor agrees that Licensee may join Licensor the suit upon five (5) days’ written notice to Licensor. If Licensor is so joined in the suit without its prior written consent pursuant to the preceding sentence or is involuntarily joined in the suit, Licensee shall pay any costs incurred by Licensor arising out of such suit, including but not limited to, any reasonable legal fees of counsel that Licensor selects and retains to represent it in the suit.

(c) If, within one hundred twenty (120) days following the date the Infringement Notice takes effect, infringing activity of potential commercial significance by the infringer has not been abated and if Licensee has not brought suit against the infringer, Licensor may institute suit for patent infringement against the infringer. If Licensor institutes such suit, Licensee may not join such suit unless Licensor consents to the same and may not thereafter commence suit against the infringer for the acts of infringement that are the subject of Licensor’s suit or any judgment rendered in that suit.

(d) Subject to Section 6.3(f), recoveries from actions brought pursuant to Section 6.3(b) or (c) shall belong to the party bringing suit. Legal actions brought jointly by Licensor and Licensee shall be at the Parties’ joint expense and all recoveries shall be shared equally by them.

(e) Any agreement made by Licensee for purposes of settling litigation or other dispute shall comply with the requirements for Sublicenses in this Agreement.

(f) Each party will cooperate with the other in litigation proceedings instituted hereunder but at the expense of the party who initiated the suit (unless such suit is being jointly prosecuted by the parties, in which case expenses shall be shared by the Parties equally).

(g) Any litigation proceedings will be controlled by the party bringing the suit, except that Licensor may, at Licensor’s own cost and expense, be represented by counsel of its choice in any suit brought by Licensee.

6.5 Patent Marking. Licensee shall mark all Licensed Products made, used, or sold under the terms of this Agreement, or their containers, in accordance with the applicable patent marking laws, if any.

ARTICLE 7. GOVERNMENTAL MATTERS

7.1 Governmental Approval or Registration. If this Agreement or any associated transaction is required by the law of any nation to be either approved or registered with any governmental agency, Licensee shall assume all legal obligations to do so. Licensee shall notify Licensor if it becomes aware that this Agreement is subject to a United States or foreign government reporting or approval requirement. Licensee shall make all necessary filings and pay all costs including fees, penalties, and all other out-of-pocket costs associated with such reporting or approval process.

7.2 Export Control Laws. Licensee shall observe all applicable United States and foreign laws with respect to the transfer of Licensed Products and related technical data to foreign countries, including, without limitation, the International Traffic in Arms Regulations and the Export Administration Regulations.

ARTICLE 8. TERM AND TERMINATION

8.1 Term. This Agreement shall commence on the Effective Date and, unless terminated earlier pursuant to ARTICLE 8, shall continue in full force and effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the applicable Royalty Term (“Term”). Upon expiration of this Agreement with respect to a Licensed Product in a country, the license granted to Licensee shall continue and become fully paid-up, perpetual and irrevocable with respect to such Licensed Product in such country.

8.2 Termination for Material Breach. If either Party materially breaches this Agreement at any time, the non-breaching Party shall have the right to terminate this Agreement by written notice to the breaching Party, if such material breach is not cured within ninety (90) days after written notice is given by the non-breaching Party to the breaching Party specifying the breach. Notwithstanding the foregoing, to the extent any material breach is limited to a particular country, then the non-breach Party shall only have the right to terminate this Agreement with respect to such country.

8.3 Termination for Bankruptcy. Either Party shall have the right to terminate this Agreement upon written notice to the other Party: (a) if such other Party is declared insolvent or bankrupt by a court of competent jurisdiction; (b) if a voluntary or involuntary petition in bankruptcy is filed in any court of competent jurisdiction against such other Party and such petition is not dismissed within ninety (90) days after filing; (c) if such other Party shall make or execute an assignment of substantially all of its assets for the benefit of creditors; or (d) substantially all of the assets of such other Party are seized or attached and not released within ninety (90) days thereafter.

8.4 Termination by Licensee. Licensee shall have the right to terminate this Agreement, in its entirety or on a country-by-country basis, for convenience, without cause, and for any or no reason on not less than ninety (90) days’ prior written notice to Licensor.

8.5 Termination by Licensor. Licensor shall have the right to terminate this Agreement, in its entirety, in the event that Licensee materially breaches the Consulting Agreement referenced in the recitals and fails to cure such breach within ninety (90) days after written notice is given by Licensor to Licensee specifying the breach.

8.6 Effect of Termination.

(a) Any termination under Article 8 shall not relieve either Party of any obligation or liability accrued under this Agreement prior to termination, or rescind any payment made to Licensor by Licensee prior to the time termination becomes effective. Termination shall not affect in any manner any rights of either Party under this Agreement that have accrued prior to termination.

(b) Within thirty (30) days after the Effective Date of any such termination, each Party shall promptly return to the other Party, or delete or destroy, all confidential information of the other Party; provided that (i) each Party may retain copies of the confidential information of the other Party to the extent necessary to perform its obligations or exercise its rights that survive expiration or termination of this Agreement; (ii) each Party may retain one copy of the confidential information of the other Party in its secure legal archives solely for purposes of monitoring compliance with its continuing obligations hereunder and (iii) neither Party shall be required to transfer or destroy any electronically stored confidential information made as a matter of the receiving Party’s routine information technology backup.

(c) All rights and licenses granted to Licensee under this Agreement shall terminate and revert to Licensor, provided that if this Agreement is only terminated with respect to one or more countries, only the rights and licenses with respect to such country or countries shall terminate and revert to Licensor.

(c) Upon termination of this Agreement, Licensee (and any Affiliates and Sublicensees) may dispose of all previously made or partially made Licensed Product within a period of one hundred and twenty (120) days of the effective date of such termination provided that the sale of such Licensed Product by Licensee, its Sublicensees, or Affiliates shall be subject to the terms of this Agreement, including but not limited to the rendering of reports and payment of royalties required under this Agreement.

8.7 Survival on Termination. The following Sections and Articles shall survive the termination of this Agreement: Sections 2.2(b), 5.2, 5.3, 6.1, 8.6, 8.7, 9.2, 9.3, and Article 11.

ARTICLE 9. LIMITED WARRANTY AND INDEMNIFICATION

9.1 Limited Warranty.

(a) Licensor warrants that it has the lawful right to grant this License. Licensor further warrants and represents that it has not entered and will not enter into any license, contract or understanding in conflict with the terms and provisions of this Agreement whether in part or in their entirety, including, without limitation, the exclusive rights and License to Licensee.

(b) Licensor warrants and represents that it owns the Licensed Technology free and clear of any lien and encumbrance, and that no other Person, has an ownership right or interest therein. Appendix A includes all Licensed Patents existing as of the Effective Date. There is no pending or, to Licensor’s knowledge, alleged or threatened, adverse actions, claims, suits or proceedings against Licensor or its Affiliates involving the Licensed Technology, including any opposition, interference or re-examination relating to Licensed Patents.

(c) Except as expressly provided in Sections 9.1(a) and (b) above, the license granted herein is provided “AS IS” and without WARRANTY OF MERCHANTIBILITY or WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE or any other warranty, express or implied. Licensor makes no representation or warranty that the Licensed Products, Licensed Compounds, or the use of Licensed Technology will not infringe any other patent or other proprietary rights.

(d) In no event shall Licensor be liable for any incidental, special or consequential damages resulting from exercise of the License granted herein or the use of the Licensed Technology, Licensed Compound, or Licensed Product.

(e) Nothing in this Agreement shall be construed as:

(i) a warranty or representation by Licensor as to the validity or scope of any Licensed Patent;

(ii) a warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or shall be free from infringement of patents of third parties;

(iii) an obligation to bring or prosecute actions or suits against third parties for patent infringement except as provided in Section 5.2 hereof; or

(iv) conferring by implication, estoppel, or otherwise any license or rights under any patents of Licensor other than Licensed Patent as defined in this Agreement.

9.2 Indemnification.

(a) Licensee shall indemnify and hold harmless each of Licensor, its Affiliates, and the directors, officers, shareholders and employees of such entities and the successors and assigns of any of the foregoing (the “Licensor Indemnitees”), from and against any and all liabilities, damages, penalties, fines, costs, expenses (including, reasonable attorneys’ fees and other expenses of litigation) (“Liabilities”) incurred by any Licensor Indemnitee as a result of any claims, actions, suits or proceedings brought by a Third Party (a “Third Party Claim”) against a Licensor Indemnitee, arising from, or occurring as a result of: (a) the Development, Manufacture or Commercialization of any Licensed Product by Licensee, its Affiliates or Sublicensees and (b) any breach by Licensee of this Agreement; except to the extent such Third Party Claims fall within the scope of Licensor’s indemnification obligations set forth in Section 9.2(b) below or result from the fault, recklessness or willful misconduct of a Licensor Indemnitee.

(b) Licensor shall indemnify and hold harmless each of Licensee, its Affiliates and Sublicensees and the directors, officers and employees of Licensee, its Affiliates and Sublicensees and the successors and assigns of any of the foregoing (the “Licensee Indemnitees”), from and against any and all Liabilities incurred by any Licensee Indemnitee as a result of any Third Party Claims against an Licensee Indemnitee, arising from, or occurring as a result of (a) the Development, Manufacture or Commercialization of any Licensed Product by Licensor, its Affiliates or (sub)licensees prior to the Effective Date; (b) any breach of this Agreement by Licensor; except to the extent such Third Party Claims fall within the scope of Licensee’s indemnification obligations set forth in Section 9.2(a) above or result from the fault, recklessness or willful misconduct of an Licensee Indemnitee.

(c) A Party that intends to claim indemnification under this ARTICLE 9 (the “Indemnitee”) shall promptly notify the other Party (the “Indemnitor”) in writing of any Third Party Claim, in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have sole control of the defense and/or settlement thereof. The indemnity arrangement in this Section 9.2(c) shall not apply to amounts paid in settlement of any action with respect to a Third Party Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Third Party Claim shall not relieve such Indemnitor of its indemnification obligation to the Indemnitee under this Section 9.2, except to the extent that such failure is prejudicial to its ability to defend such action.

9.3 Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, CONSEQUENTIAL, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 9.3 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 9.2(a) OR 9.2(b), AND THE FOREGOING LIMITATIONS SHALL NOT APPLY WITH RESPECT TO DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS.

9.4 Insurance

(a) Licensee, at its sole cost and expense, shall insure its activities in connection with the work under this Agreement and obtain, keep in force and maintain insurance or an equivalent program of self-insurance as follows:

(i) comprehensive or commercial general liability insurance (contractual liability included) with limits of at least: (A) each occurrence, [***] dollars (US$[***]); (B) products/completed operations aggregate, [***] dollars (US$[***]); (C) personal and advertising injury,[***] dollars (US$[***]); and (D) general aggregate (commercial form only), [***] dollars (US$[***]); and

(ii) the coverage and limits referred to above shall not in any way limit the liability of Licensee.

(b) Licensee shall (and shall cause its Affiliates and/or Sublicensees, as applicable, to), within ninety (90) days of the Effective Date (or the execution date of any agreement with an Affiliate and/or a Sublicensee), furnish Licensor with certificates of insurance showing compliance with all requirements. Such certificates shall: (i) indicate that Licensor has been endorsed as an additionally insured party under the coverage referred to above; and (ii) include a provision that the coverage shall be primary.

ARTICLE 10. [***]

ARTICLE 11. MISCELLANEOUS PROVISIONS

11.1 Correspondence. Any notice, invoice or payment required to be given to either party under this Agreement shall be deemed to have been properly given and effective:

(a) on the date of delivery if delivered in person;

(b) one (1) day after delivery to the respective addresses given below, or to such other address as is designated by written notice given to the other party if sent via an overnight delivery service or express mail;

(c) one (1) day after the successful transmission in pdf file format if sent by electronic mail using the Internet; or

(d) five (5) days after mailing if mailed by first-class or certified mail, postage paid, to the respective addresses given below, or to such other address as is designated by written notice given to the other party.

If sent to Licensee:

Relmada Therapeutics, Inc.

750 Third Avenue, 9th Floor

New York, NY 10017

Attention: Sergio Traversa, Pharm.D., Chief Executive Officer

TEL: 917 405 1305

FAX: (315) 624-7359

EMAIL: st@relmada.com

If sent to Licensor:

For all correspondence except payments -

[***]

For all payments -

[***]

Licensee is responsible for all bank charges of wire transfer of funds for payments. Such bank charges shall not be deducted from total amount due to Licensor.

11.2 Assignability.

(b) This Agreement is not assignable in any way by either Party without the written consent of the other Party, except expressly as follows: each Party may without prior written consent of the other Party, but with two (2) business days prior written notice thereof, assign this Agreement as a whole (but not in part) and the rights and obligations and interests granted herein to any bona fide third party purchaser of substantially all of such Party’s assets or substantially all of such Party’s equity, or to any successor entity resulting from any merger, reverse merger, or consolidation of such Party with or into such entity; provided in each case, that the assignee and/or surviving entity agrees in writing to be bound by the terms of this Agreement for the benefit of the other Party. In addition, Licensor may assign its right to receive payments under Article 4 without Licensee’s prior written consent.

(c) This Agreement is a license of the type described by Section 365(c)(1) of the Bankruptcy Code.

(d) Any assignment, agreement, or other transaction attempted or entered into in violation of this Section 9.2 shall be deemed null and void and have no legal effect.

11.3 No Waiver. No waiver by either party of any breach or default of any covenant or agreement set forth in this Agreement shall be deemed a waiver as to any subsequent and/or similar breach or default.

11.4 Failure to Perform. In the event of a failure of performance due under this Agreement and if it becomes necessary for either party to undertake legal action against the other on account thereof, then the prevailing party shall be entitled to reasonable attorney’s fees in addition to costs and necessary disbursements.

11.5 Governing Laws. This Agreement shall be governed by, and construed in accordance with (A) the laws of the United States, in respect to trademark and patent issues, except that the scope and validity of any foreign Patent or trademark shall be governed by the applicable laws of the country of the Patent or trademark, and (B) in all other respects, including as to validity (except for patent and trademark issues), interpretation and effect, by the laws of the State of New York without giving effect to the conflict of laws rules thereof.

11.6 Force Majeure. Except for monetary obligations hereunder, a party to this Agreement may be excused from any performance required herein if such performance is rendered impossible or unfeasible due to any catastrophe or other major event beyond its reasonable control, including, without limitation, war, riot, and insurrection; laws, proclamations, edicts, ordinances, or regulations; strikes, lockouts, or other serious labor disputes; and floods, fires, explosions, pandemics or other natural disasters, provided that the nonperforming part uses commercially reasonable efforts to avoid or remove such causes for non-performance. When such events have abated, the non-performing party’s obligations herein shall resume.

11.7 Headings. The headings of the several sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

11.8 Entire Agreement. This Agreement sets forth the entire Agreement and understanding between the parties, and incorporates and merges therein all prior discussions, understandings and arrangements, expressed or implied, oral or written, between the parties, and neither party should be bound by any conditions, definitions, warranties or representations, with respect to the subject matter of this Agreement, other than as expressly provided in this Agreement, unless and other than expressly set forth in writing and executed by Licensor and Licensee (or their successors or assigns).

11.9 Amendments. No amendment or modification of this Agreement shall be valid or binding on the parties unless made in writing and signed on behalf of each party.

11.10 Severability. In the event any provision of this Agreement should be held invalid, illegal, or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions of this Agreement shall remain in full force and effect in such jurisdiction. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

11.11 Counterparts; Other Matters. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures to this Agreement delivered by facsimile or similar electronic transmission will be deemed to be binding as originals. This Agreement is established in the English language. Any translation in another language shall be deemed for convenience only and shall never prevail over the original English version.

IN WITNESS WHEREOF, Licensor and Licensee caused this Agreement to be duly executed as of the Effective Date.

LICENSOR

Arbormentis, LLC

By:
[***]

Date:

LICENSEE

RELMADA THERAPEUTICS, INC.

By:
[***]

Date:	7/16/21

Appendix A - Patents and Patent Applications

Title	Country	Patent Number	Application Number
Compositions and methods of use comprising substances with neural plasticity actions administered at non-psychedelic/psychotomimetic dosages and formulations	PCT		PCT Serial No. US2020/021400 Filed 3/6/2020

Appendix B - Commercialization Report

Company Name	Your Reference No
Reporting Period ( mm / dd / yyyy ) From _______ / _______ / _____________ Through _______ / _______ / ______________	EXPECTED or ACTUAL ( mm / dd / yyyy ) Date of first sale of Licensed Product(s) ________ / ________ / _____________
Please list all trade names for product(s) incorporating licensed rights whether or not you had sales during this reporting period.

Docket #	Country	Number of Units Sold	Gross Sales by Country	Net Sales by Country* ( A )	Royalty Rate* ( B )	Total Royalties by Country ( A * B )

* Please refer to the license agreement for:

●     applicable royalty rate, please provide as decimal;

●     how Net Sales should be calculated;

●     applicable share of sublicense fees;

●     application of minimum royalty rate

●     If sales were in a currency other than United States Dollars, please specify exchange rate used

Royalty Subtotal
Minimum Royalty Payment*
Total Royalty Owed
Total Sublicense Fees* (if applicable)
Total Payment

Sublicense Activity (if applicable)
Number of sublicenses granted during the reporting period	Number of sublicenses terminated or expired during the reporting period
Granted Sub-Licensee Company Name(s) (please list below)	Terminated Sub-Licensee Company Name(s) (please list below)

Total Number of active sublicenses during reporting period

Other Licensed Products in the pipeline
Product Name	Developmental Stage
Product Name	Developmental Stage
Product Name	Developmental Stage
Product Name	Developmental Stage

Report Prepared & Approved By
Name ( Please Print )	Title	Email
Signature		Date ( mm / dd / yyyy ) _________ / _________ / ______________